

By Electronic Mail

November 29, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: RBB Fund, Inc.
Issuer CIK: 0000831114
Issuer File Number: 033-20827/811-05518
Form Type: 8-A12B
Filing Date: November 29, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Motley Fool Next Index ETF and Motley Fool Capital Efficiency 100 Index ETF under the Exchange Act of 1934.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications

8050 Marshall Drive, Suite 120 › Lenexa, KS 66214 › cboe.com